SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In July 2010 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. directors.

Company name: TIM Participações S.A.
Group and Related Parties	(X) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies	( ) People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	18,014	0.00110349	0.00072762

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	18,014	0.00110349	0.00072762

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In July 2010 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Senior Managers.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	(X) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies	( )People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	118,004	0.00722863	0.00476642

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase	01
Total Purchase
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	118,004	0.00722863	0.00476642

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In July 2010 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Auditors.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( X ) Audit Committee	( ) Technical or Advisory Bodies	( )People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	87	0.00000533	0.00000351

Activity in the month – describe each  purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000
Shares	Preferred registered	87	0.00000533	0.00000351

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In July 2010 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Auditors.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies	( X ) People attended with Management

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	3,000	0.00018377	0.00012118
Shares	Preferred registered	0	0.00000000	0.00000000

Activity in the month – describe each  purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	3,000	0.00018377	0.00012118
Shares	Preferred registered	0	0.00000000	0.00000000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 17, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.